Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

10th October 2016

Vedanta Limited

Production Release for the Second Quarter

And Half Year Ended 30th September 2016

Q2 Highlights

Operations

•	Oil & Gas:

¡	Strong production at Rajasthan, with Mangala EOR 23% higher q-o-q

¡	Gas production at Rajasthan up 17% q-o-q

•	Zinc India:

¡	Mined metal production up 51% and silver production up 21% q-o-q

¡	H2 production expected to be significantly higher than H1, as per the mine plans

•	Aluminium:

¡	Smelters continue to ramp up, with current production run-rate of 1.1 mtpa (excluding trial run production); ramp-up was impacted by pot outages at Jharsuguda-II and BALCO-II smelters in Q2

¡	Secured coal linkages of 6mtpa for captive power plants through auctions

•	Iron Ore:

¡	Mining and shipments from Goa resumed from end September, following the monsoon season

•	TSPL Power:

¡	1980MW plant fully operational with third 660MW unit capitalized

¡	77% plant availability in Q2

Corporate

•	Vedanta Limited - Cairn India merger approved by shareholders; transaction expected to complete in Q1 CY2017

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 2 of 11

Tom Albanese, Chief Executive Officer, Vedanta Ltd, said: “We have delivered a strong operational performance during the quarter. We have progressed on our ramp-up of aluminium and though we had some operational challenges, our full year volumes are not expected to be materially impacted. We achieved higher mined metal production at Zinc India and this upward trend is expected to continue in the second half. We are extremely pleased that shareholders have approved the proposed Vedanta Limited – Cairn India merger last month, and we expect the transaction to complete in the first quarter of CY2017. This is an important strategic step in simplifying the Group.”

Oil & Gas

	Q2			Q1		H1
Particulars	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	206,230	214,247	(4)%	206,455	0%	206,342	216,081	(5)%
Average Daily Gross Operated Production (boepd)	196,399	205,361	(4)%	196,861	0%	196,629	207,538	(5)%
Rajasthan	167,699	168,126	0%	166,943	0%	167,323	170,164	(2)%
Ravva	18,823	26,064	(28)%	19,637	(4)%	19,228	27,303	(30)%
Cambay	9,877	11,172	(12)%	10,281	(4)%	10,078	10,071	0%
Average Daily Working Interest Production (boepd)	125,575	128,021	(2)%	125,391	0%	125,484	129,286	(3)%
Rajasthan	117,390	117,688	0%	116,860	0%	117,126	119,115	(2)%
Ravva	4,235	5,864	(28)%	4,418	(4)%	4,326	6,143	(30)%
Cambay	3,951	4,469	(12)%	4,113	(4)%	4,031	4,028	0%
Total Oil and Gas (million boe)
Oil & Gas – Gross	18.07	18.89	(4)%	17.91	1%	35.98	37.98	(5)%
Oil & Gas – Working Interest	11.55	11.78	(2)%	11.41	1%	22.96	23.66	(3)%

Q2 FY2017 vs. previous quarters

Average gross production was stable at 196,399 barrels of oil equivalent per day (boepd) during the quarter. A strong performance by Mangala EOR helped maintain production from Rajasthan. Continued reservoir management practices and targeting incremental opportunities helped in sustaining production rates at Ravva and Cambay.

Gross production from Rajasthan was marginally higher q-o-q at 167,699 boepd. Encouraging results from the Mangala EOR, driven by enhanced well productivity and new wells coming online, increased the EOR contribution to production from c.42 kboepd in Q1 FY2017 to c.52 kboepd in Q2 FY2017. Production optimization and maximization of liquid handling capacity helped maintain strong performance from Bhagyam and Aishwariya. Gross production from Development Area-1 and Development Area-2 averaged 151,880 boepd and 15,820 boepd, respectively.

Gas production from the RDG field also increased to 33 mmscfd from 28 mmscfd in Q1 FY2017, aided by superior initial well productivity results obtained from the hydro-frac campaign.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 3 of 11

The Ravva and Cambay fields delivered gross production of 28,700 boepd, slightly lower q-o-q. Ravva witnessed softening of production with volumes averaging at 18,823 boepd. Efforts continued to sustain production rates by targeting incremental opportunities such as optimization of gas lifted wells, addition of new zones, network optimization and water shut-off by zone isolations, aided in arresting the natural decline rates. Production from Cambay was at 9,877 boepd as effective reservoir management practices and production optimization measures helped in reducing the impact of natural decline.

H1 FY2017 vs. H1 FY2016

Average gross production across assets was at 196,629 boepd. Production from the Rajasthan asset was broadly stable at 167,323 boepd aided by positive results from the Mangala EOR after its successful stabilization, and in-line performance from Bhagyam and Aishwariya. RDG gas production has increased from an average of 25 mmscfd in H1 FY2016 to 30 mmscfd in H1 FY2017. Production from both the offshore assets together was at 29,305 boepd, lower by c.22% y-o-y, primarily due to the natural decline.

Zinc-India

Particulars	Q2			Q1		H1
	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Zinc India (in ’000 tonnes, or as stated)
Mined metal content	192	240	(20)%	127	51%	318	472	(33)%
Refined Zinc – Total	150	211	(29)%	102	47%	252	398	(37)%
Refined Zinc – Integrated	149	211	(30)%	101	47%	250	398	(37)%
Refined Zinc – Custom	1	—	—	1	—	2	—	—
Refined Lead – Total [2]	31	40	(24)%	25	25%	55	71	(22)%
Refined Lead – Integrated	31	39	(22)%	25	25%	55	67	(17)%
Refined Lead – Custom	—	1	—	—	—	—	4	—
Silver – Total (in Tonnes) [3]	107	112	(4)%	89	21%	196	187	5%
Silver – Integrated (in Tonnes)	107	110	(3)%	89	21%	196	184	6%
Silver – Custom (in Tonnes)	—	1	—	—	—	—	3	—

Q2 FY 2017 vs. previous quarters

Mined metal production was 51% higher q-o-q in line with the mine plans. The increase was primarily due to significantly higher production at Rampura Agucha open cast mine compared to Q1, when there was high waste excavation, in accordance with the waste-ore sequence.

Refined zinc and lead volumes during the quarter were lower y-o-y and higher q-o-q, in line with the mined metal production.

Integrated silver production was up 21% q-o-q as a result of higher volumes from the Sindesar Khurd mine.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 4 of 11

H1 FY2017 vs. H1 FY2016

Mined metal production was at 318,000 tonne in H1 FY2017, lower than H1 FY2016 mainly due to lower production from the Rampura Agucha open cast mine as per the mine plan. The combined production from all underground mines in H1 increased by 83% y-o-y, as we transition the Rampura Agucha mine from open pit to underground.

Integrated zinc and lead production were lower, in line with mined metal production. Integrated silver production was 6% higher due to higher volumes from the Sindesar Khurd mine, partly offset by lower volumes from Rampura Agucha open cast.

Zinc – International

	Q2			Q1		H1
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Zinc International	39	63	(38)%	43	(8)%	82	133	(38)%
Zinc – refined – Skorpion	23	17	37%	24	(2)%	47	42	10%
Mined metal content – BMM	16	16	2%	19	(16)%	35	31	14%
Mined metal content – Lisheen	—	31	—	—	—	—	60	—

Q2 FY 2017 vs. previous quarters

Total production, excluding production from Lisheen, was up 20% y-o-y. Production including Lisheen was at 39,000 tonnes, lower than the corresponding prior quarter due to the closure of the Lisheen mine in November 2015.

Production at Skorpion increased y-o-y on account of higher feed grades and better recoveries. During Q2 FY2016, production at Skorpion had been impacted by shutdowns. Production at BMM for the quarter was lower sequentially, primarily due to lower feed grades.

H1 FY2017 vs. H1 FY2016

Total production, excluding Lisheen, was 12% higher than H1 FY2016. Production including Lisheen was at 82,000 tonnes, lower by 38%, mainly due to closure of the Lisheen mine.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 5 of 11

Iron Ore

	Q2			Q1		H1
Particulars (in million dry metric tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
IRON ORE
Sales	0.8	0.6	25%	2.6	(70)%	3.4	1.2	—
Goa	0.3	—	—	2.1	(84)%	2.4	—	—
Karnataka	0.5	0.6	(27)%	0.5	(12)%	1.0	1.2	(14)%
Production of Saleable Ore	1.5	0.8	78%	3.2	(55)%	4.7	1.0	—
Goa	0.5	0.0	—	2.4	(78)%	2.9	0.0	—
Karnataka	0.9	0.8	22%	0.8	13%	1.7	1.0	79%
Production (’000 tonnes)
Pig Iron	192	150	27%	181	6%	372	320	16%

Q2 FY 2017 vs. previous quarters

At Goa, production was 0.5 million tonnes and sales were 00.3 million tonnes. Mining activities were lower in Q2, as usual, due to the monsoon season. Mining and shipments have resumed from end September.

At Karnataka, production was 0.9 million tonnes and sales were 0.5 million tonnes. The sales were lower due to lower e-auction sales and dispatches. However, a substantial quantity has been contracted through e-auction in end-Q2, which will be dispatched in Q3.

During Q2 FY2017, production of pig iron was 27% higher y-o-y at 192,000 tonnes, mainly due to higher plant availability. Production was higher 6% q-o-q as there was a maintenance shutdown in Q1 FY2017.

Our current annual mining allocations are 5.5mt and 2.3mt for Goa and Karnataka, respectively. We are engaged with the respective state governments for increases in these mining allocations.

H1 FY2017 vs. H1 FY2016

Production at Goa was 2.9 million tonnes, and sales were 2.4 million tonnes. During Q1, we had ramped up production to a run-rate of 0.8mt per month; production was lower in Q2 due to the monsoon season. At Karnataka, production was 1.7 million tonnes and sales were 1.0 million tonnes. Production of pig iron ramped up from 320,000 in H1 FY2016 to a record production of 372,000 tonnes in H1 FY2017.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 6 of 11

Copper – India

	Q2			Q1		H1
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
COPPER – INDIA
Copper – Cathodes	97	94	3%	100	(3)%	198	193	3%
Tuticorin Power Sales (MU)	30	118	(75)%	60	(50)%	90	293	(69)%

Q2 FY 2017 vs. previous quarters

Production from the Tuticorin smelter was 97,000 tonnes, marginally lower q-o-q. During the quarter, production was affected by an unplanned outage for ten days due to a boiler leakage at the smelter.

The 160 MW power plant at Tuticorin operated at a low Plant Load Factor (PLF) of 48% during Q2 FY2017 (against 76% in Q2 FY2016 and 60% in Q1 FY2017). PLF was lower during the quarter due to low offtake from Telangana State Electricity Board (TSEB) owing to the extended monsoon season and weaker power demand in the region.

We have entered into a contract with the TSEB for power supply from June 2016 to May 2017 following the completion of the sales contract with the Tamil Nadu Electricity Board (TNEB). We are entitled to compensation at 20% of the contracted rate for off-take below 85% of the contracted quantity.

H1 FY2017 vs. H1 FY2016

Production in H1 FY2017 was marginally higher at 198,000 tonnes of cathodes. The 160MW power plant at the Tuticorin operated at a PLF of 54% in H1 FY2017 compared to 85% in H1 FY2016, primarily due to lower off-take from TNEB and TSEB.

Aluminium

	Q2			Q1		H1
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2016	% change QoQ	FY2017	FY2016	% change YoY
Aluminium
Alumina-Lanjigarh	292	272	8%	275	6%	567	541	5%
Total Aluminium Production	296	233	27%	244	21%	541	464	17%
Jharsuguda-I	132	130	1%	129	2%	261	262	0%
Jharsuguda-II [4]	48	19	—	28	70%	77	38	—
BALCO-I	63	65	(3)%	63	(1)%	126	127	(1)%
BALCO-II [5]	52	19	—	24	—	77	37	—
BALCO 270 MW [6]	—	—	—	—	—	—	—	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) [6]	156	—	—	355	(56)%	511	—	—

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 7 of 11

Q2 FY 2017 vs. previous quarters

We achieved record quarterly production of 296,000 tonnes of aluminium in Q2, with an exit run-rate of 1.1 mtpa (excluding trial run production) in September 2016.

The commissioning of pots at the first line of the 1.25 mtpa Jharsuguda-II aluminium smelter was completed at the end of July 2016. However, this line was impacted by a power outage in early August, following which 168 pots were taken out of production. The impacted pots are currently being rectified, and 10 pots have re-started in early October 2016.

The commissioning of the second line of Jharsuguda-II commenced in July, with 158 pots having been commissioned till date, and the balance pots continuing to be commissioned. The third line of the Jharsuguda-II smelter will commence ramp-up from the second half of October 2016, ahead of the earlier plan of Q4 FY2017.

The BALCO-II smelter was commissioned, with all 336 pots operational in August. However, there was a technical issue in early September, due to which 167 pots were taken out of production. The rectification work is in progress and these pots are expected to be re-started by Q4 FY2017. The rolled product facility at BALCO, which was temporarily shut-down in Q2 FY2016, is beginning to restart operations, and produced 5,000 tonnes during the quarter.

The second stream of the Lanjigarh alumina refinery that was temporarily closed in Q2 FY2016, recommenced operations in Q1 FY2017. The two streams produced 292,000 tonnes of alumina in Q2, 6% higher than Q1. The exit run-rate for the quarter for alumina production was 1.2 mtpa.

Power sales from the 1,800 MW Jharsuguda power plant was lower due to a weak power market. However, the PLF’s will continue to increase as we ramp up the Jharsuguda-II smelter.

We expect to produce 1.4 mtpa of Alumina and 1.1 mtpa of Aluminium (excluding trial run production) in FY2017.

H1 FY2017 vs. H1 FY2016

Aluminium production was a record at 541,000 tonnes in H1, 17% higher y-o-y, mainly on account of ramp-up of the Jharsuguda-II and BALCO-II smelters. Alumina production was 5% higher at 567,000 tonnes due to the recommencement of the second stream of the Lanjigarh refinery from 1st April 2016.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 8 of 11

Power

	Q2			Q1		H1
Particulars (in million units)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Power
Total Power Sales	3,030	2,718	nm	3,010	1%	6,039	5,789	nm
Jharsuguda 600 MW 6	605	1,554	nm	892	(32)%	1,497	3,820	nm
BALCO 600 MW	549	158	—	607	(9)%	1,156	158	—
MALCO	25	127	(80)%	90	(72)%	115	320	(64)%
HZL Wind Power	172	158	9%	148	16%	320	286	12%
BALCO 270 MW [6]	—	28	—	—	—	—	128	—
TSPL	1,679	693	—	1,272	32%	2,951	1,077	—
TSPL – Availability	77%	86%	—	72%	—	75%	71%	—

Q2 FY 2017 vs. previous quarters

Total power sales were higher y-o-y due to the commissioning of additional units at TSPL and BALCO over the last year.

Power sales from TSPL were significantly higher during the quarter. The third 660MW unit at TSPL achieved Commercial Operation Date (COD) on 24th August 2016 and was capitalized on 1st September 2016. In Q2 FY2017, all three units operated at an availability of 77% (considering the third unit from 1st September), higher q-o-q mainly due to a statutory shutdown at one of the units, in the previous quarter. The Power Purchase Agreement with the Punjab State compensates us based on the availability of the plant.

The Jharsuguda 600MW power plant operated at a lower Plant Load Factor (PLF) of 50% in Q2 FY2017 (PLF 60% in Q2 FY2016, 74% in Q1 FY2017) due to power evacuation constraints.

The 600 MW BALCO IPP units (2x300MW) operated at a PLF of 54% in Q2 due to weak power market.

The MALCO power plant operated at a lower PLF of 20% in Q2 FY2017 (61% in Q2 FY 2016 and 44% in Q1 FY2017) due to lower offtake from Telengana State Electricity Board (TSEB). We have entered into a contract with TSEB for power supply from June 2016 to May 2017, following the completion of the sales contract with the Tamil Nadu Electricity Board. However, we are entitled to compensation at 20% of the contracted rate for off-take below 85% of the contractual quantity.

H1 FY2017 vs. H1 FY2016

During H1 FY2017, power sales were higher compared to H1 FY2016 due to commissioning of additional units at the TSPL and BALCO power plants.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 9 of 11

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
Particulars	Q2			Q1		H1
	FY 2017	FY 2016	% Change YoY	FY 2016	% Change QoQ	FY 2017	FY 2016	% Change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd)[1]	206,230	214,247	(4)%	206,455	0%	206,342	216,081	(5)%
Average Daily Gross Operated Production (boepd)	196,399	205,361	(4)%	196,861	0%	196,629	207,538	(5)%
Rajasthan	167,699	168,126	0%	166,943	0%	167,323	170,164	(2)%
Ravva	18,823	26,064	(28)%	19,637	(4)%	19,228	27,303	(30)%
Cambay	9,877	11,172	(12)%	10,281	(4)%	10,078	10,071	0%
Average Daily Working Interest Production (boepd)	125,575	128,021	(2)%	125,391	0%	125,484	129,286	(3)%
Rajasthan	117,390	117,688	0%	116,860	0%	117,126	119,115	(2)%
Ravva	4,235	5,864	(28)%	4,418	(4)%	4,326	6,143	(30)%
Cambay	3,951	4,469	(12)%	4,113	(4)%	4,031	4,028	0%
Total Oil and Gas (million boe)
Oil & Gas – Gross	18.07	18.89	(4)%	17.91	1%	35.98	37.98	(5)%
Oil & Gas – Working Interest	11.55	11.78	(2)%	11.41	1%	22.96	23.66	(3)%
Zinc India
Mined metal content	192	240	(20)%	127	51%	318	472	(33)%
Refined Zinc – Total	150	211	(29)%	102	47%	252	398	(37)%
Refined Zinc – Integrated	149	211	(30)%	101	47%	250	398	(37)%
Refined Zinc – Custom	1	—	—	1	—	2	—	—
Refined Lead – Total [2]	31	40	(24)%	25	25%	55	71	(22)%
Refined Lead – Integrated	31	39	(22)%	25	25%	55	67	(17)%
Refined Lead – Custom	—	1	—	—	—	—	4	—
Silver – Total (in Tonnes) [3]	107	112	(4)%	89	21%	196	187	5%
Silver – Integrated (in Tonnes)	107	110	(3)%	89	21%	196	184	6%
Silver – Custom (in Tonnes)	—	1	—	—	—	—	3	—
Zinc International	39	63	(38)%	43	(8)%	82	133	(38)%
Zinc – Refined – Skorpion	23	17	37%	24	(2)%	47	42	10%
Mined metal content – BMM	16	16	2%	19	(16)%	35	31	14%
Mined metal content – Lisheen	—	31	—	—		—	60	—
IRON ORE (in million dry metric tonnes, or as stated)
Sales	0.8	0.6	25%	2.6	(70)%	3.4	1.2	—
Goa	0.3	—	—	2.1	(84)%	2.4	—	—
Karnataka	0.5	0.6	(27)%	0.5	(12)%	1.0	1.2	(14)%
Production of Saleable Ore	1.5	0.8	78%	3.2	(55)%	4.7	1.0	—
Goa	0.5	0.0	—	2.4	(78)%	2.9	0.0	—
Karnataka	0.9	0.8	22%	0.8	13%	1.7	1.0	79%
Pig Iron	192	150	27%	181	6%	372	320	16%

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 10 of 11

Particulars	Q2			Q1		H1
	FY 2017	FY 2016	% Change YoY	FY 2017	% Change QoQ	FY 2017	FY 2016	% Change YoY
COPPER – INDIA
Copper – Cathodes	97	94	3%	100	(3)%	198	193	3%
Tuticorin Power Plant Sales (MU)	30	118	(75)%	60	(50)%	90	293	(69)%
ALUMINUM
Alumina-Lanjigarh	292	272	8%	275	6%	567	541	5%
Total Aluminum Production	296	233	27%	244	21%	541	464	17%
Jharsuguda-I	132	130	1%	129	2%	261	262	0%
Jharsuguda-II [4]	48	19	—	28	70%	77	38	—
BALCO-I	63	65	(3)%	63	(1)%	126	127	(1)%
BALCO-II [5]	52	19	—	24	—	77	37	—
BALCO 270 MW [6]	—	—	—	—	—	—	—	—
Jharsuguda 1800 MW (Surplus Power Sales)	156	—	—	355	(56)%	511	—	—
POWER (in million units)
Total Power Sales	3,030	2,718	nm	3,010	1%	6,039	5,789	nm
Jharsuguda 600 MW [6]	605	1,554	nm	892	(32)%	1,497	3,820	nm
BALCO 600 MW	549	158	—	607	(9)%	1,156	158	—
MALCO	25	127	(80)%	90	(72)%	115	320	(64)%
HZL Wind Power	172	158	9%	148	16%	320	286	12%
BALCO 270 MW [6]	—	28	—	—	—	—	128	—
TSPL	1,679	693	—	1,272	32%	2,951	1,077	—
TSPL – availability	77%	86%	—	72%	—	75%	71%	—
Ports – VGCB (in million tonnes) [7]
Cargo Discharge	1.3	2.1	(40)%	1.6	(21)%	2.9	3.6	(21)%
Cargo Dispatches	1.5	2.1	(30)%	1.5	(1)%	3.0	3.8	(21)%

1.	Including Internal Gas consumption
2.	Excluding Captive consumption of 837 tonnes in Q2 FY 2017 vs 1,514 tonnes in Q2 FY 2016 and 1,921 tonnes in H1 FY 2017 vs 3,697 tonnes in H1 FY 2016
3.	Excluding Captive consumption of 4.3 Mt in Q2 FY 2017 vs 7.8 Mt in Q2 FY 2016 and 9.8 Mt in H1 FY 2017 vs 19.1 Mt in H1 FY 2016
4.	Including trial run production of 19 kt in Q2 FY 2017 vs 19 kt in Q2 FY 2016 and 29 kt in H1 FY2017 vs 38 kt in H1 FY 2016
5.	Including trial run production of 22 kt in Q2 FY2017 and 28 kt in H1 FY 2017
6.	Jharsuguda 1,800MW and BALCO 270 MW have been moved from the Power to the Aluminum segment from 1st April 2016
7.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Second Quarter ended 30th September 2016	Page 11 of 11

For further information, please contact:

Communications
Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Vishesh Pachnanda Manager – Investor Relations Sunila Martis Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

SesaGhor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.